STARFIELD RESOURCES INC.
PRESS RELEASE	January 24th, 2005
Corporate Office:	#SRU-03-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

OPTIONS GRANTED

Starfield Resources Inc. announced today, subject to the approval of the TSX Venture Exchange, it is proposing to grant options to acquire a total of 1,320,000 listed shares at an exercise price of $0.40 to directors, officers, employees and consultants in amounts to be determined.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra
President

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.